Exhibit 99.1

Ferrari to announce new CFO

Maranello (Italy), May 18, 2018 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announces the appointment of Antonio Picca Piccon as Chief Financial Officer of the Group.

Antonio Picca Piccon will start in his new role in Ferrari on July 30, replacing Alessandro Gili who has decided to leave the company effective May 31 to pursue other career opportunities. Antonio Picca Piccon joins Ferrari from Ariston Thermo Group, where he has held the position of CFO, including responsibilities for Legal and Corporate Affairs and ICT, since November 2014. Prior to such assignment he spent 15 years within Fiat Group and Fiat Chrysler Automobiles, where he covered several senior roles in finance and financial services, including CFO of Iveco Group, CEO of FGA Capital (now FCA Bank) and Group Treasurer and Head of Financial Services for FCA.

He started his career in banking, in various positions within Sanpaolo IMI group. He also served as a member of the Board of Directors of Ferrari, Fiat Group Automobiles, Magneti Marelli, Maserati and Teksid. Antonio Picca Piccon graduated in Economics and Business Administration from the University of Turin and holds an MPhil in Economics from the University of Cambridge.

Chairman and CEO Sergio Marchionne stated: “I’ve known Antonio Picca Piccon for a long time, having had a chance to work with him in FCA. His professional and managerial skills will be a valuable contribution in enabling Ferrari to meet the challenges ahead of us. The experience he has recently gained managing complex and international companies will be useful to Ferrari, as we continue to bring Italian excellence to the world. I would also like to take this opportunity to thank Alessandro Gili for all his contribution over the past years. He has managed some of the most important moments in Ferrari’s history, such as the spin off from FCA and the IPO - I wish him success in his future endeavors.”

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977